Exhibit 99.28(a)(xviii)

LORD ABBETT SECURITIES TRUST

AMENDMENT TO
DECLARATION AND AGREEMENT OF TRUST

The undersigned, being at least a majority of the Trustees of Lord Abbett Securities Trust, a Delaware statutory trust (the “Trust”) organized pursuant to a Declaration and Agreement of Trust dated February 26, 1993 (the “Declaration”), do hereby establish, pursuant to Section 5.3 of the Declaration, three new classes of shares for seven of the Trust’s nine series, including: Lord Abbett Alpha Strategy Fund, Lord Abbett Fundamental Equity Fund, Lord Abbett Growth Leaders Fund, Lord Abbett International Core Equity Fund, Lord Abbett International Dividend Income Fund, Lord Abbett International Opportunities Fund, and Lord Abbett Value Opportunities Fund; such new classes to be designated Class R4, Class R5, and Class R6. Any variations as to purchase price, determination of net asset value, the price, terms and manner of redemption and special and relative rights as to dividends on liquidation, and conditions under which such series or class shall have separate voting rights, shall be as set forth in the Declaration or as elsewhere determined by the Board of Trustees of the Trust.

This instrument shall constitute an amendment to the Declaration.

IN WITNESS WHEREOF, the undersigned have executed this instrument this 6th day of November, 2014.

/s/ Daria L. Foster	/s/ Julie A. Hill
Daria L. Foster	Julie A. Hill

/s/ E. Thayer Bigelow	/s/ Franklin W. Hobbs
E. Thayer Bigelow	Franklin W. Hobbs

/s/ Robert B. Calhoun. Jr.	/s/ James M. McTaggart
Robert B. Calhoun, Jr.	James M. McTaggart

/s/ Eric C. Fast	/s/ James L.L. Tullis
Eric C. Fast	James L.L. Tullis

/s/ Evelyn E. Guernsey
Evelyn E. Guernsey